Exhibit d.27(d)(9)

                       Disability Benefit to Age 65 Rider



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                       DISABILITY BENEFIT TO AGE 65 RIDER

This rider is part of the policy to which it is attached. Except as otherwise stated below, this rider is subject to all the provisions contained in the policy.

POLICY NUMBER:                      [2000000]

COVERED INSURED:                    [John A. Phoenix]

RIDER DATE:                         [January 10, 2002]

SPECIFIED ANNUAL AMOUNT:            [$1,000.00]

MONTHLY RIDER CHARGE:               [$0.01]


Coverage under this rider will begin in effect on the Rider Date shown above provided:

a. for a Rider Date that occurs during the first policy year, the policy value on the Rider Date at least equals the full monthly deduction for the policy (including the rider charge);

b. for a Rider Date that occurs during the second policy year and any succeeding policy years, the policy cash surrender value on the Rider Date at least equals the full monthly deduction for the policy (including the rider charge).


                                   DEFINITIONS

SPECIFIED ANNUAL AMOUNT
The Specified Annual Amount is the maximum amount payable under this rider during a policy year and is shown above.

SPECIFIED MONTHLY AMOUNT
The Specified Monthly Amount equals the Specified Annual Amount shown above divided by 12.

TOTAL DISABILITY
Incapacity of the Insured as a result of bodily injury or disease to engage for remuneration or profit in any occupation for which the Insured is or becomes qualified:

a. by training;

b. by education; or

c. by experience.

Total Disability is also defined to include the Insured's entire and irrecoverable loss through bodily injury or disease of:

a. sight of both eyes;

b. the use of both hands or both feet; or

c. the use of one hand and one foot.

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                                     GENERAL

DISABILITY BENEFITS
Subject to the terms of this rider, during the existence of any total disability of at least 6 months continuous duration but prior to the end of the disability benefit period as described below, We will credit the policy with the Specified Monthly Amount on each Monthly Calculation Day during such period, to the extent that the specified monthly amount is not already being credited under a Disability Benefit Rider which provides coverage on another Insured under the policy. To the extent that the Specified Monthly Amount to be credited exceeds the premium amounts allowed to be paid under the policy due to the total premium limit, such excess that would otherwise be credited will be paid in cash to the owner of the policy.

Such disability benefit period will end on the later of:

a.  the policy anniversary nearest the Insured's 65th birthday; or

b. one year from the date the total disability commenced, if such total disability commenced within the one-year period prior to the policy anniversary nearest the Insured's 65th birthday.

However, We will continue to apply such disability benefits to the policy on or after the policy anniversary nearest the Insured's 65th birthday if the Insured has received disability benefits under this rider continuously during the entire five-year period just prior to that date. Such disability benefits will then continue to be applied regardless of whether total disability continues after the policy anniversary, so long as the Covered Insured is alive.

LIMITATIONS AND CONDITIONS
No specified monthly amount will be credited or paid under this rider unless the following conditions are satisfied:

1. We must be given written notice of claim and due proof during the lifetime of the Insured that:

   a. the Insured is totally disabled at the time the proof is furnished to us; and

   b. the Insured has been so totally disabled for the entire 6-month period preceding that date.

Any such proof will be subject to the requirements stated in the Required Proof of Disability section.

2. The total disability must not have directly resulted from either:

   a. injuries willfully and intentionally self-inflicted; or

   b. service by the Insured in the military, naval, or air force of any country at war. By "war" We mean any declared war, undeclared war, or international police action with force of arms by any country, the United Nations, or any assembly of nations.

3. The total disability must have occurred:

   a. after coverage under this rider begins; and

   b. before coverage under this rider terminates.

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4. If coverage under this rider terminates or the policy lapses or becomes void by its terms, We must receive proof of total disability no later than one year from that date. However, failure to furnish such required proof within the time required shall not invalidate or reduce any such claim if it was not reasonably possible to give proof within such time, provided such proof is furnished as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from time proof is otherwise required.

5. If multiple disability benefits would otherwise be payable under the policy due to Disability Benefit Riders on more than one Insured, benefits will be limited to only one such rider such that the highest disability benefit amount will be credited or paid.

REQUIRED PROOF OF DISABILITY AND IT CONTINUANCE
In addition to requiring proof of total disability before granting any benefits under this rider, We have the right to require proof that the total disability continues. As part of any such proof, We shall have the right to have a physician of our choosing conduct such physical exams of the Insured as We may reasonably require. After benefits under this rider have been received for a period of disability of more than 2 years, We will not require such exams more frequently than once a year.

Should there be a failure to furnish such proof or a refusal to permit such exams, or should the Insured cease to be totally disabled before the policy anniversary nearest the Insured's 65th birthday:

a. further disability benefits will not be applied; and

b. any disability benefits already applied after that date will be charged as loans against the policy unless repaid to us.

However, failure to furnish such required proof of disability within the time allowed shall not invalidate or reduce any claim if it was not reasonably possible to give proof within such time, provided such proof is furnished as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required.

LIMIT ON OUR RIGHT TO CONTEST THIS RIDER
We cannot contest the validity of this rider except for failure to pay premiums after it has been in force during the lifetime of the Insured for 2 years from the Rider Date.

MONTHLY RIDER CHARGE
The monthly charge for coverage under this rider is included in and part of the monthly deduction for the policy. It is deducted on each Monthly Calculation Day until coverage under this rider terminates.

TERMINATION OF COVERAGE UNDER THIS RIDER
Coverage under this rider will terminate on the earliest of:

a. termination of the Basic Policy;

b. death of the Insured under this rider;

c. the policy anniversary nearest the Insured's 65th birthday, unless continued as provided under the Disability Benefits section; or

d. Our receipt on any Monthly Calculation Day of Your Written Request, along with the policy, to cancel coverage under this rider.


                         PHL Variable Insurance Company

                             /s/ Robert W. Fiondella
                           --------------------------
                              Robert W. Fiondella

              Chairperson of the Board and Chief Executive Officer

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